UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 27, 2007.

2.	Statements of Net Assets Available for Benefits as of February 28, 2007 and February 28, 2006.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended February 28, 2007.

4.	Notes to Financial Statements for the Fiscal Years Ended February 28, 2007 and 2006.

5.	Supplemental Schedule - Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of February 28, 2007

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

DATE: August 27, 2007	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry Smith
Sherry Smith Senior Vice President, Finance

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Financial Statements

February 28, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan (the “Plan”) as of February 28, 2007 and 2006, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2007 and 2006, and the changes in net assets available for benefits for the fiscal year ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

August 27, 2007

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

February 28, 2007 and 2006

	2007	2006
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$773,316,893	$687,846,220
Loans to participants	20,722,957	19,671,598
Contributions receivable from participants	257,699	166,796
Contributions receivable from employer	9,838,771	5,846,535

Liabilities:
Administrative expenses payable	(71,069)	(84,891)

Net assets available for benefits at fair value	$804,065,251	$713,446,258

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,528,747	1,415,560

Net assets available for benefits	$806,593,998	$714,861,818

See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 28, 2007

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust	$71,829,714
Interest on loans to participants	1,333,514

Net investment income	73,163,228
Contributions:
Employer	19,461,771
Participants	48,496,623

Total additions	141,121,622

Deductions:
Distributions to participants	(67,389,650)
Administrative expenses	(3,148,257)

Total deductions	(70,537,907)
Transfers from other plans outside the 401(k) Master Trust	19,681,028
Transfers from other plans within the 401(k) Master Trust	1,467,437

Net increase	91,732,180
Net assets available for benefits:
Beginning of year	714,861,818

End of year	$806,593,998

See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

(1)	Summary Description of the Plan

The following description of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (“SUPERVALU or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. In addition, employees are automatically enrolled with a 3% contribution in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU that they will not participate.

The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code of 1986 (the “Code”), under which participants may contribute from 2% to 30% of their recognized compensation to the Plan. Employee contributions are limited by the Internal Revenue Service (IRS) limitation of $15,500, $15,000, and $14,000 in calendar 2007, 2006, and 2005, respectively. Participant contributions up to 5% of their recognized compensation are matched by SUPERVALU at a rate of 20%, 50% or 75%, depending on location. An additional discretionary matching contribution of up to 80% of the first 5% of a participant’s contribution may be made by SUPERVALU, depending upon the performance of the Company and each applicable business unit. Discretionary contributions to the SUPERVALU Common Stock Fund were $9,838,771 for the plan year ended February 28, 2007. Except in the case of death, disability, or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the plan year and employed on the last day of the plan year.

All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of nonvested amounts totaling $90,250 were used to pay plan expenses in fiscal 2007. Participant and employer matching contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the “401(k) Master Trust”).

The Retirement Committee has established a policy to merge the accounts of lost participants from terminated plans into the Plan. These transfers, along with other plan transfers, totaled $19,681,028 in fiscal 2007.

The accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust. Transfers from other plans within the 401(k) Master Trust of $1,467,437 reflect the net result of this activity in the Plan.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower’s total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month proceeding the month in which the loan was granted, plus 1%. Principal and interest are repaid through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.00% to 9.25%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value, effective for plan years ending after December 15, 2006. The FSP also required a retroactive adjustment of the February 28, 2006 balances. Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of February 28, 2006.

(b)	Investments

Investment assets of the Plan are stated at current fair value (see note 4). Participant loans are valued at their outstanding balance, which approximates fair value. Investments in various funds within the 401(k) Master Trust represent the Plan’s pro rata share of the quoted market value of the funds’ net assets as reported by the Trustee (as defined in note 3).

Purchases and sales of securities are recorded on a trade-date basis.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that SUPERVALU, at its discretion, directly pays the expenses. In fiscal 2007, SUPERVALU did pay certain expenses on behalf of the Plan.

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(f)	Concentration of Market Risk

At February 28, 2007 and 2006, approximately 11.7% and 11.2%, respectively, of the Plan’s assets were invested in the common stock of SUPERVALU. The underlying value of SUPERVALU common stock is entirely dependent upon the performance of SUPERVALU and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of SUPERVALU common stock in the near term could materially affect the participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Reclassifications:

Certain reclassifications have been made to conform prior years’ data to the current presentation. These reclassifications had no effect on reported net assets available for benefits.

(3)	Trustee

The Bank of New York (the “Trustee”) is the appointed Trustee and custodian of the Plan’s assets by the Retirement Committee of SUPERVALU.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

The Plan recordkeeper, Hewitt Associates LLC, allocates interest and dividends, net realized (unrealized) gains and losses and administrative expenses for each plan to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the plan in that fund to the total net assets of the 401(k) Master Trust in that fund. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

Fair values of investments in the 401(k) Master Trust are as follows:

	February 28, 2007	February 28, 2006
Investments at fair value:
Collective investment/mutual funds	$618,326,932	$537,243,412
Common stock held by:
Equity funds	151,570,840	151,251,195
SUPERVALU Common Stock Fund	98,086,887	84,440,730
Cash and cash equivalents	11,052,825	13,947,998
Accrued income	969,546	555,860
Net settlements receivable	(240,370)	3,587,312

	879,766,660	791,026,507
Adjustment from fair value to contract value	3,104,684	1,762,277
Total investments	$882,871,344	$792,788,784

Investment income for the 401(k) Master Trust for the fiscal year ended February 28, 2007 is as follows:

Net realized and unrealized appreciation in fair value of investments:
Collective investment/mutual funds	$56,996,787
Common stock	14,656,583

71,653,370
Interest	1,912,756
Dividends	8,044,825

Net investment income	$81,610,951

At February 28, 2007 and 2006, the Plan held 88.0% and 87.1%, respectively, of the total 401(k) Master Trust assets.

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

(5)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
Net assets:
SUPERVALU Common Stock Fund	$85,348,097	$72,200,351
Contributions receivable	9,838,771	5,846,535

	$95,186,868	$78,046,886

Change in net assets:
Contributions	$12,416,802	$9,552,576
Interest and dividends	967,345	623,002
Net appreciation	14,414,458	672,060
Distributions to participants	(6,195,014)	(5,621,308)
Administrative expenses	(370,553)	(349,917)
Transfers to participant-directed investments	(4,093,056)	(9,722,431)

	$17,139,982	$(4,846,018)

(6)	Federal Income Tax Status

The Plan has received a favorable determination letter from the IRS dated May 8, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Code and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.

(8)	Guaranteed Investment Contracts

The Master Trust holds an investment in a Principal Conservation Fund which includes a synthetic guaranteed investment contract (“synthetic GIC”). The synthetic GIC is presented at fair value on the table of investments held in the Master Trust (see note 4). The fair value of the synthetic GIC equals the total of the fair value of the underlying assets plus the value of the wrapper contract. In determining the net assets available for benefits, the synthetic GIC is recorded at its contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at February 28, 2007 and 2006 was 5.01% and 4.37%, respectively. The average yield at February 28, 2007 and 2006 was 5.40% and 6.06%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption

SUPERVALU PRE-TAX SAVINGS AND

PROFIT SHARING PLAN

from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

February 28, 2007
Net assets available for benefits per the financial statements	$806,593,998
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,528,747)

Net assets available for benefits per Form 5500	$804,065,251

The following is a reconciliation of investment income per the financial statements to Form 5500 for the fiscal year ended February 28, 2007:

Investment income per the financial statements	$73,163,228
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,528,747)

Investment income per Form 5500	$70,634,481

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

(10)	Subsequent Event

The Company has determined that it will merge the Plan with other Company plans prior to February 28, 2008. The specifics of the merger are not known at this time.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

As of February 28, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*Loans to Participants	Loans to Participants (maturing 2007 to 2012) at interest rates of 5.00% to 9.25%	**	$20,722,957

*	Party - in - interest
**	Cost of asset information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.